July 1, 2008

Registrar & Transfer Co.
As Agent for NovaRay Medical, Inc.
10 Commerce Drive
Cranford, New Jersey 07016

> **Re:** **NovaRay Medical, Inc.**
> **Amendments No. 3 and 4 to Registration Statement on Form S-1**
> **Filed June 13, 2008 and June 16, 2008**
> **File No. 333-149917**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 13

1. We note your response to prior comment 1. Regarding the shares to be sold by Vision Opportunity Master Fund Ltd., please tell us:

   - why Vision Opportunity Master Fund Ltd. seeks to register all of its common shares and common shares underlying its preferred stock at this time given that there is currently no market for your securities;

   - whether you consider Vision to be an affiliate; and

   - why Vision should not be identified as an underwriter in the prospectus.

   In your response, please address Vision's role in forming the blank check company, its role in undertaking the reverse merger in December 2007 and the payments it received from you as disclosed on pages 18-19. Please also address Vision's ownership stake, including its warrant holdings, relative to the number of common shares held by your non-affiliates.

2.   We reissue prior comment 4. Please disclose the requested information in the Selling Stockholder section of your registration statement.

Condensed Consolidated Balance Sheets, page F-2

3.   Please refer to prior comment 7. We see that you have labeled your unaudited financial statements as of and for the three months ended March 31, 2008 as "restated". Please revise the footnotes to the unaudited March 31, 2008 quarterly financial statements to include the disclosures required by paragraph 26 of SFAS 154.

Recent Accounting Pronouncements, page F-6

4.   Please note that SFAS 157 is effective for items that are recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2007. Further note that the disclosure requirements of SFAS 157 shall be applied in the first interim period of the first fiscal year in which this Statement is initially applied. Refer to paragraphs 36 and 39 of SFAS 157 and FSP FAS 157-2. Please tell us why you indicate you are "currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position" and revise the filing as necessary to include all disclosures required under SFAS 157.

Independent Auditor's Report, page F-15

5.   We see that you have presented restated financial statements as of and for the year-ended December 31, 2007 in Amendment 4 to your Form S-1. Please tell us why the auditor has not re-dated their report and/or otherwise referred to the restatement in their audit report. See AU Section 508.

6.   Additionally, we note the revisions reflected in your 2007 annual and 2008 interim financial statements included in Amendment 4 to your Form S-1 create disclosure differences between the financial statements therein and those in your 2007 Form 10-KSB as well as your March 31, 2008 Form 10-Q. Please tell us how you plan to address and resolve the referenced situation.

Consolidated Balance Sheets, page F-16

7.   Please refer to prior comment 8. We see from disclosures in Note 2 that you have revised how you accounted for the Vision and Triple Ring warrant issuances. Please provide us with references to the authoritative accounting literature that supports your current accounting for the Vision and Triple Ring warrants.

Specifically tell is how you believe the guidance at EITF 00-27 impacts your accounting for the Vision warrant transactions.

Note 4. Long-term debt, page F-25

8.   Please refer to prior comment 9 and 10. We see that you have now presented $720,714 as a gain on extinguishment of debt. Please respond to the following:

- Please tell us why no changes were necessary to the amounts in the column "from inception (June 7, 2005) to March 31, 2008" located on page F-3 and "from inception (June 7, 2005) to December 31, 2007" located on page F-17. It does not appear to us these cumulative disclosures reflect your revised accounting for the gain on the extinguishment of debt.
- Please tell us whether either of the two transactions which resulted in the gain on extinguishment of debt as discussed here on page F-25 and on F-24 was with a related party. Tell us you consideration as to whether the gains from extinguishment of such debt should be treated as a capital transaction. Refer to APB 26.
- Please tell us the authoritative accounting literature which supports your calculation of the gain on extinguishment for the long-term debt settled for a cash payment of $10,000.
- Please describe for us in greater detail the accounting basis for recognizing a gain on extinguishment of debt for the $270,000 difference between the $520,000 net present value of the remaining interest payments of the extinguished notes and the $240,000 warrant valuation pursuant to the Black-Scholes Model as discussed in the last paragraph of Note 3 on page F-25. We note that your current disclosure does not adequately describe or support the accounting. Furthermore, please reconcile this disclosure with the disclosure found on page F-9 that discusses no recognition of a gain on extinguishment.

Your response to this comment should include a detailed discussion of the transactions and accounting literature which supports your conclusion. Further revision to your financial statements and footnotes without adequate justification of the accounting basis for the change may not provide us with the sufficient information necessary for us to understand your accounting.

Form 10-Q for the Fiscal Quarter ended March 31, 2008

Evaluation of Disclosure Controls and Procedures, page 18.

9.   In light of the restatements identified in your Form 10-KSB and your Form S-4, please tell us if you changed your conclusion that your disclosure controls and procedures were effective for the fiscal quarter ended March 31, 2008 and fiscal year ended December 31, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Michael C. Phillips, Esq.